SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549



                          SCHEDULE 13G
                         (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(b)
                        (Amendment No. 1)


                        FASTNET Corporation
                        -------------------
                         (Name of Issuer)

                    Common Stock, no par value
                    --------------------------
                  (Title of Class of Securities)

                            311877-10-4
                            -----------
                          (CUSIP Number)

                         December 31, 2001
                         -----------------
      (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [x]  Rule 13d-1(d)

CUSIP No. 311877-10-4            SCHEDULE 13G            Page 1 of 12



 1    Name Of Reporting Person     H&Q YOU TOOLS INVESTMENT HOLDING, L.P.

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                    California

  NUMBER OF         5    Sole Voting Power                           -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                   4,106,063
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                      -0-
 PERSON WITH
                    8    Shared Dispositive Power              4,106,063

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                   4,106,063

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                [ ]

 11   Percent Of Class Represented By Amount In Row 9              19.2%

 12   Type Of Reporting Person*                                       PN

CUSIP No. 311877-10-4            SCHEDULE 13G            Page 2 of 11



 1    Name Of Reporting Person                 HAMBRECHT & QUIST EMPLOYEE
                                                    VENTURE FUND, L.P. II

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                       Delaware

  NUMBER OF         5    Sole Voting Power                            -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                    4,106,063
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                       -0-
 PERSON WITH
                    8    Shared Dispositive Power               4,106,063

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                    4,106,063

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                 [ ]

 11   Percent Of Class Represented By Amount In Row 9               19.2%

 12   Type Of Reporting Person*                                        PN

CUSIP No. 311877-10-4            SCHEDULE 13G            Page 3 of 11



 1    Name Of Reporting Person   H&Q YOU TOOLS INVESTMENT MANAGEMENT, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     California

  NUMBER OF         5    Sole Voting Power                            -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                    4,106,063
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                       -0-
 PERSON WITH
                    8    Shared Dispositive Power               4,106,063

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                    4,106,063

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                 [ ]

 11   Percent Of Class Represented By Amount In Row 9               19.2%

 12   Type Of Reporting Person*                                        OO

CUSIP No. 311877-10-4            SCHEDULE 13G            Page 4 of 11



 1    Name Of Reporting Person             H&Q VENTURE MANAGEMENT, L.L.C.

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     California

  NUMBER OF         5    Sole Voting Power                            -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                    4,106,063
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                       -0-
 PERSON WITH
                    8    Shared Dispositive Power               4,106,063

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                    4,106,063

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                 [ ]

 11   Percent Of Class Represented By Amount In Row 9               19.2%

 12   Type Of Reporting Person*                                        OO

CUSIP No. 311877-10-4            SCHEDULE 13G            Page 5 of 11



 1    Name Of Reporting Person               HAMBRECHT & QUIST CALIFORNIA

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     California

  NUMBER OF         5    Sole Voting Power                            -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                    4,106,063
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                       -0-
 PERSON WITH
                    8    Shared Dispositive Power               4,106,063

 9    Aggregate Amount Beneficially Owned By Each Reporting
      Person                                                    4,106,063

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                 [ ]

 11   Percent Of Class Represented By Amount In Row 9               19.2%

 12   Type Of Reporting Person*                                        CO

CUSIP No. 311877-10-4         SCHEDULE 13G         Page 6 of 11


Item 1(a).  Name of Issuer.

          FASTNET Corporation (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

          Two Courtney Place, Suite 130, 3864 Courtney Street
          Bethlehem, PA  18017

Item 2(a).  Names of Persons Filing.

          Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).  Address of Principal Business Office or, if none,
            Residence.

          The address of each reporting person is One Bush
Street, San Francisco, California 94104.

Item 2(c).  Citizenship.

          Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities.

          Common Stock, no par value ("Common Stock").

Item 2(e).  CUSIP Number.

          311877-10-4

Item 3.   Type of Reporting Person.

          Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.   Ownership.

          Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information furnished to the reporting persons by the Issuer, there were 20,390,946 shares of Common Stock issued and outstanding as of December 31, 2001. At December 31, 2001, the reporting persons owned the following shares of Common Stock and warrants to acquire shares of Common Stock that were immediately exercisable or exercisable within 60 days of such date:

CUSIP No. 311877-10-4         SCHEDULE 13G         Page 7 of 11



                                 Common Stock
     Person                     Directly Owned        Warrants
     ------                     --------------        --------

     H&Q You Tools Investment      3,033,333         1,030,000
     Holding, L.P.

     Hambrecht & Quist Employee       21,365               -0-
     Venture Fund, L.P. II

     Hambrecht & Quist California     21,365               -0-
                                   ---------         ---------

     TOTAL                         3,076,063         1,030,000
                                   =========         =========

          Because voting and investment decisions concerning the above securities may be made by or in conjunction with Hambrecht & Quist California ("H&Q California") and the other reporting persons, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person. H&Q California is an indirect wholly-owned subsidiary of J.P. Morgan Chase & Co., Inc., and as a result J.P. Morgan Chase & Co., Inc. may be deemed to beneficially own any securities held by H&Q California.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Not applicable.

CUSIP No. 311877-10-4         SCHEDULE 13G         Page 8 of 11


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

CUSIP No. 311877-10-4         SCHEDULE 13G        Page 9 of 11



                            Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 11, 2002.

H&Q YOU TOOLS INVESTMENT HOLDING, L.P.

By:  /s/ Jackie A. Berterretche
   ____________________________
   Jackie A. Berterretche
   Attorney-in-Fact

HAMBRECHT & QUIST EMPLOYEE VENTURE
FUND, L.P. II

By:  /s/ Lisa Lewis
   ____________________________
   Lisa Lewis
   Attorney-in-Fact

H&Q YOU TOOLS INVESTMENT
MANAGEMENT, LLC

By:  /s/ Jackie A. Berterretche
   ____________________________
   Jackie A. Berterretche
   Attorney-in-Fact

H&Q VENTURE MANAGEMENT, L.L.C.

By:  /s/ Lisa Lewis
   ____________________________
   Lisa Lewis
   Attorney-in-Fact

HAMBRECHT & QUIST CALIFORNIA

By:  /s/ Steven N. Machtinger
   ____________________________
   Steven N. Machtinger
   General Counsel & Secretary

CUSIP No. 311877-10-4         SCHEDULE 13G         Page 10 of 11



                          EXHIBIT INDEX



Exhibit A            Joint Filing Undertaking        Page 11

CUSIP No. 311877-10-4            SCHEDULE 13G            Page 11 of 11



                    JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  February 11, 2002.

H&Q YOU TOOLS INVESTMENT HOLDING, L.P.

By:  /s/ Jackie A. Berterretche
   ____________________________
   Jackie A. Berterretche
   Attorney-in-Fact

HAMBRECHT & QUIST EMPLOYEE VENTURE
FUND, L.P. II

By:  /s/ Lisa Lewis
   ____________________________
   Lisa Lewis
   Attorney-in-Fact

H&Q YOU TOOLS INVESTMENT
MANAGEMENT, LLC

By:  /s/ Jackie A. Berterretche
   ____________________________
   Jackie A. Berterretche
   Attorney-in-Fact

H&Q VENTURE MANAGEMENT, L.L.C.

By:  /s/ Lisa Lewis
   ____________________________
   Lisa Lewis
   Attorney-in-Fact

HAMBRECHT & QUIST CALIFORNIA

By:  /s/ Steven N. Machtinger
   ____________________________
   Steven N. Machtinger
   General Counsel & Secretary